Exhibit (b)(12)


                         GLOBAL/INTERNATIONAL FUND, INC.

         On November 13, 2000, the Board of Directors of Global/International Fund, Inc., a Maryland corporation (the "Fund"), adopted the following resolution amending the By-Laws of the Fund to read as follows:

         RESOLVED, that Article I, Section 3 of the each Fund's By-Laws shall be amended to read as follows.

         SECTION 3. Notice of Meetings. The Secretary of the Corporation shall give notice of the purpose or purposes and of the date, time and place of every meeting of the stockholders of record and entitled to vote at a meeting of the Corporation, or of a class or series, by placing the notice in the mail or by transmitting the notice by electronic mail or by any other electronic means at least 10 (ten) days, but not more than 90 (ninety) days, prior to the date designated for the meeting addressed to each stockholder entitled to vote at his address appearing on the books of the Corporation or supplied by the stockholder to the Corporation for the purpose of notice, including, but not limited to, the stockholder's postal mailing or electronic mail address. The notice of any meeting of stockholders may be accompanied by a form of proxy approved by the Board of Directors in favor of the actions or persons as the Board of Directors may select. Notice of any meeting of stockholders of the Corporation, or a class or series, shall be deemed waived by any stockholder of the Corporation, or the class or series, who attends the meeting in person or by proxy, or who before or after the meeting submits a signed waiver of notice that is filed with the records of the meeting.